Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for January 2021

02/01/2021

•	6,015 vehicles delivered in January 2021, a 470% increase year-over-year

•	Third consecutive month of record-breaking delivery, consisting of 3,710 P7s and 2,305 of G3s

GUANGZHOU, China – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for January 2021.

XPeng achieved a record monthly delivery of 6,015 Smart EVs in January 2021, representing a 470% increase from January 2020, marking the third consecutive month of record-breaking delivery numbers.

Both the P7 smart sports sedan and the G3 smart compact SUV deliveries maintained strong momentum. Total January deliveries consisted of a record high 3,710 P7s and 2,305 G3s.

Cumulative P7 deliveries reached 18,772 as of January 31, 2021. G3 deliveries exhibited a 118% increase year-over-year.

The record-breaking delivery results reflect the strong market appeal of XPeng’s products and services as the Company accelerates its delivery capabilities and launch of new smart features, expanding brand awareness and marketing efforts. The new version of P7’s operating system, Xmart OS 2.5.0 was released to customers on January 26th this year, optimizing 200+ features and adding 40+ new functions including the navigation assisted highway autonomous driving solution NGP (Navigation Guided Pilot).

About Xpeng

Xpeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, Xpeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. Xpeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Xpeng’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Xpeng’s goal and strategies; Xpeng’s expansion plans; Xpeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; Xpeng’s expectations regarding demand for, and market acceptance of, its products and services; Xpeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Xpeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Xpeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

Xpeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: Xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

+852-9750-5170 or +86-1550-7577-546

mariecheung@xiaopeng.com

Source: XPeng Inc.